Exhibit 12.5
CILCORP INC.
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended	1/01/03	1/31/03
	December 31,	Thru	Thru	Year Ended December 31,
	2002	1/30/03 (1)	12/31/03 (1)	2004	2005	2006
Net income from continuing operations	$24,658	$9,203	$14,400	$10,367	$3,222	$21,004
Less- Change in accounting principle	—	3,818	—	—	(2,497)	—
Add- Taxes based on income (benefit)	6,841	2,922	5,946	(8,526)	(3,164)	(10,944)

Net income before income taxes and change in accounting principle	31,499	8,307	20,346	1,841	2,555	10,060

Add- fixed charges:
Interest on long term debt	71,407	5,035	48,899	51,992	50,562	51,574
Estimated interest cost within rental expense	1,619	87	1,398	395	390	289
Amortization of net debt premium, discount, and expenses	—	168	862	767	693	801
Subsidiary preferred stock dividends	2,159	180	1,947	2,062	1,988	1,933
Adjust preferred stock dividends to pre-tax basis	1,420	103	1,114	346	1,293	(1,007)

Total fixed charges	76,605	5,573	54,220	55,562	54,926	53,590

Less: Adjustment of preferred stock dividends to pre-tax basis	1,420	103	1,114	346	1,293	(1,007)

Earnings available for fixed charges	$106,684	$13,777	$73,452	$57,057	$56,188	$64,657

Ratio of earnings to fixed charges	1.39	2.47	1.35	1.02	1.02	1.20

(1) Ameren Corporation purchased CILCORP Inc. and subsidiaries on January 31, 2003.